Exhibit 99.1

YM BIOSCIENCES ENROLLS FIRST US PATIENT IN
PHASE II RANDOMIZED, DOUBLE-BLIND BRAIN
METASTASES TRIAL FOR NIMOTUZUMAB

MISSISSAUGA, Canada - May 27, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), today announced that the first US patient has been enrolled in its randomized, double-blind trial evaluating nimotuzumab in patients with brain metastases from NSCLC at the Florida Cancer Institute - New Hope. This trial initiation follows recent clearance from the US FDA announced on January 26, 2010 allowing the Company to enroll patients at US clinical sites for two of its international and ongoing randomized, double-blind Phase II trials of nimotuzumab. YM anticipates that patients will also begin to be enrolled in the near future in its trial in patients with NSCLC ineligible for curative treatment and who are being treated with radiotherapy palliatively.

The current trial designs were informed by previous trials with nimotuzumab in the same indications. Previous palliative data were presented at ASCO 2008 (Abstract 3037, Bebb, G) and brain metastases randomized data at EORTC-NCI-AACR Molecular Targets and Cancer Therapeutics, 2008 (Poster 505, Macias, A).

YM BioSciences announced on August 10, 2009 that its wholly-owned subsidiary, YM BioSciences USA Inc. (YM-USA) received a license from the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) that lifted the limitation on the development of nimotuzumab in the USA for patients with solid tumor cancers.

“The enrollment of the first adult US patient into our nimotuzumab trial in brain metastases from NSCLC is an important milestone for YM, allowing adult US patients the opportunity to receive nimotuzumab and a broader group of US oncologists to gain experience with it,” said David Allan, Chairman and CEO of YM BioSciences Inc. “The blinding of this trial is feasible because nimotuzumab does not produce the severe toxicities typical of the currently marketed EGFR class of antibodies, providing the potential for an improvement on brain mestastases control and survival with an important difference to the quality of life for patients. Access to nimotuzumab in the US was previously limited to pediatric patients and recruitment in a trial in inoperable brain cancer in that population was recently completed. Nimotuzumab continues to demonstrate efficacy both in clinical trials and in the numerous countries in which it is marketed without causing the severe toxicities, demonstrating the best-in-class prospect this drug holds that will now be available to adult US patients.”

Brain metastases trial
This Phase II study, comparing nimotuzumab plus whole-brain radiation therapy (WBRT) to WBRT alone in patients with brain metastases from NSCLC, has a target enrollment of 88 patients and is also being conducted internationally. The primary efficacy endpoint is the difference in intracranial disease progression over six months.

Palliative radiotherapy to intrathoracic disease from non-small cell lung cancer trial
This Phase II study, that is examining the effect of nimotuzumab when added to palliative radiotherapy to treat intrathoracic disease from NSCLC, has a target enrollment of 128 patients and is also being conducted internationally. Patients diagnosed with Stage III NSCLC ineligible for curative treatment, or Stage IV NSCLC patients with progressive disease within the chest, are eligible to enroll into this study. Palliative radiotherapy is effective for improvement of symptoms resulting from lung disease, improvement in quality of life, and improvement of survival. Completed Phase I studies executed in Canada and Korea have demonstrated that nimotuzumab has the prospect of optimizing palliative care in this indication with initial stimulating results in this population. The primary objective of the trial is to evaluate the difference in Overall Survival between the arms with secondary endpoints being the differences in Time to Progression, Response Rate, Quality of Life, and Progression-Free Survival.

Both trials are currently open in Canada and are being extended into Europe, Korea, Singapore and India. The brain metastases trial is currently open in the United States and it is anticipated the NSCLC trial will begin to enroll patients in the United States shortly. Twelve sites are currently open with a total of 20 sites underway in North America with additional sites globally. Enrollment is targeted for completion toward the end of 2010.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company. Together with the products from YM BioSciences Australia, the Company is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT387, a JAK 1/2 small molecule inhibitor; CYT997, a potent, vascular disrupting agent (VDA); and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab's anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM's majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. The clinical stage products discovered by Cytopia Ltd (YM Australia since January 2010) include the JAK 1/2 inhibitor, CYT387, and the novel VDA molecule, CYT997.  Both were developed internally at Cytopia from research led by Dr. Andrew Wilks who discovered and named the Janus kinases. Cytopia's earlier stage portfolio includes a JAK3 program that was the subject of a research collaboration underwritten by Novartis that concluded in 2009 with any further development residing exclusively with Novartis; an ongoing collaborative research project with the Melbourne-based Cooperative Research Centre for Cancer Therapeutics (CRC CTx) for the development of Cytopia's inhibitors of Focal Adhesion Kinase (FAK), a protein implicated in progression and metastasis of numerous solid tumors; and a novel series of compounds that inhibit the kinase FMS which have been demonstrated to have excellent potency and selectivity. Approximately 4,000 additional novel compounds have been amassed from Cytopia's own research and are being reviewed. YM's other discovery programs include the Intellimab® platform of uniquely optimized antibodies designed to selectively target cancer cells resulting in improvements to the safety profiles of antibodies and the consequent prospect of their conjugation to highly potent toxins for safe delivery to tumour tissue. YM is also developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF has met all endpoints in each of its trials including a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

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